November 30, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Commercial Metals Company
Registration Statement on Form S-4
Filed November 30, 2018
File No. 333-228619

Ladies and Gentlemen:

Commercial Metals Company (the “Company”) filed a Registration Statement on Form S-4 on November 30, 2018 in connection with its offer (the “Exchange Offer”) to exchange up to $350,000,000 aggregate principal amount of 5.750% Senior Notes due 2026 (the “New Notes”) for an equivalent amount of the Company’s outstanding 5.750% Senior Notes due 2026 issued on May 3, 2018 (the “Old Notes”). The Company is registering the Exchange Offer in reliance on the positions enunciated by the staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). Accordingly, the Company hereby represents to the Staff as follows:

(a)

The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

(b)

In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the New Notes to be acquired in the Exchange Offer, such person (1) cannot not rely on the Staff’s position enunciated in the Exxon Capital Letter or interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction and be identified as an underwriter in the prospectus. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

(c)

The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

(d)

The Company will include in the transmittal letter or similar documentation to be executed or delivered by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(i)	A representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and

(ii)

If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please do not hesitate to contact Jennifer T. Wisinski of Haynes and Boone, LLP at (214) 651-5330 with any questions or comments concerning this letter.

Very truly yours, COMMERCIAL METALS COMPANY

By:	/s/ Paul Kirkpatrick
Name:	Paul Kirkpatrick
Title:	Vice President, General Counsel and Corporate Secretary